Exhibit 99.1

Cellectis Reports Fourth Quarter and Full Year 2015 Financial Results

- On track with submission of UCART19 Clinical Trial Application; Application Filed with MHRA (UK)

- Encouraging data from the First-in-Human compassionate use of UCART19

- Early opt-in by Servier into UCART19; amendment with improved economics

- Successful production of UCART19 batches in GMP conditions; the first off-the-shelf UCART product candidate

- On track with GMP UCART123 production; IND filing expected later in 2016

- FY2015 Revenues and other income of $61.4 million (€56.4 million), with an adjusted net income of $10.3 million (€9.5 million)

- Strong 2015 year-end cash position of $350 million (€314 million)

NEW YORK--(BUSINESS WIRE)--March 14, 2016--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS – Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene-edited CAR T-cells (UCART), today reported business highlights and financial results for the fourth quarter and year ended December 31, 2015.

“In 2015, Cellectis has reached a key inflection point by applying the first in-human off-the-shelf UCART product candidate. The production of UCART19 in GMP conditions was the gating factor to the filing of the Clinical Trial Application. We believe that our UCART product candidates have the potential to turn an individualized CAR T therapy into universal off-the-shelf products, bringing hope to patients with unmet medical needs. Our U.S. IPO in March 2015 strengthened our financial position to fund our operations over the next years. Our collaborations with Servier and Pfizer are on a strong momentum, and we are forward looking to generating clinical data.” said André Choulika, Chairman and Chief Executive Officer of Cellectis.

Recent Corporate Highlights

Cellectis

Manufacturing:

  January 2016 – Start of technology transfer for GMP manufacturing of UCART123 clinical batches, Cellectis’ wholly-owned lead product candidate targeting AML and BPDCN, to CELLforCURE, which will be in charge of implementing GMP manufacturing processes designed and developed by Cellectis.
  October 2015 – Successful completion of a series of three production runs of UCART19, Cellectis’ lead TALEN® gene-edited product candidate, confirming the implementation of Cellectis’ manufacturing process in GMP conditions.

Clinical:

  December 2015 – Submission of a Clinical Trial Application (CTA) to the Medicines & Healthcare products Regulatory Agency (MHRA) requesting approval to initiate Phase I clinical trial of UCART19 product candidate in acute lymphoblastic leukemia (ALL) in the United Kingdom.
  November 2015 – Treatment by physicians at University College London’s Great Ormond Street Hospital (GOSH) of a young patient suffering from aggressive ALL using UCART19 product candidate on a compassionate use basis in June 2015. The encouraging data of this first-in-human clinical use of UCART19 was subsequently presented at the 57th American Society of Hematology (ASH) Annual Meeting in December 2015.
  IND filing for first wholly-owned product candidate, UCART123, expected by year end 2016, which would be followed by UCARTCS1.

Corporate:

  November 2015 – Early exercise of Servier’s option on UCART19 product candidate and announcement by Servier and Pfizer of a new global license and collaboration agreement between them. Cellectis received €35.6 million ($38.5 million) upfront from Servier and may receive up to €895 million ($974 million) in further potential option exercise fees and development, clinical and sales milestones, in addition to royalties on sales and research and development costs reimbursements.
  April 2015 – Opening of R&D labs and offices in New York City with staff of 16.
  March 2015 – Completion of Cellectis’ U.S. IPO on the Nasdaq, raising more than $228 million of gross proceeds.
  Strong year end 2015 cash position of $342 million (€314 million), which we believe will be sufficient to fund operations until year end 2018.
  Alliances remain strong, creating economies of scale in manufacturing costs.

Medical and R&D:

  January 2016 – Appointment of Dr. Loan Hoang-Sayag as Chief Medical Officer. Dr. Hoang-Sayag was Senior Director of Medical Science at Quintiles Transnational prior to joining Cellectis.
  January 2016 – Publication of a study in Scientific Reports, a Nature Publishing Group journal, describing the design and development of a new CAR architecture with an integrated switch-on system that provides control over CAR T-cell functions.
  September 2015 – Entry into a research and development alliance with MD Anderson Cancer Center aimed at bringing novel cellular immunotherapies to patients suffering from different types of liquid tumors.
  June 2015 – Entry into a research and development alliance with The Weill Cornell Medical College (WCMC) aimed at bringing novel cellular immunotherapies to patients suffering from acute myeloid leukemia.
  Cellectis continues to be on the forefront of R&D with multiple publications on gene-editing applications and proprietary CAR constructs.

Calyxt, Inc. (“Calyxt”)

  March 2016 – Acquisition of land for new headquarters facility. The new facility will incorporate office space, research labs, green houses as well as land for field trials.
  December 2015 – Confirmation by the USDA that Calyxt’s powdery mildew-resistant wheat product candidate falls outside the scope of plant regulation.
  December 2015 –Research collaboration and licensing agreement signed with Plant Bioscience Limited for trait development in wheat, rice and corn. This new collaboration expands the relationship between Calyxt and Plant Bioscience Limited, boosts the trait development pipeline at Calyxt for gluten-reduced wheat, and provides access to traits in two new crops: rice and corn.
  November 2015 – Completion of first field trial of Calyxt’s cold-storable potato product candidate in Minnesota, Wisconsin and Michigan.
  November 2015 – Harvest of over one ton of high oleic soybean product candidate, after completion of second year of field trial.
  July 2015 – Exclusive worldwide license granted to Calyxt by University of Minnesota under the patent rights of the PCT/US2013/046495 patent family entitled “Gene Targeting Using Replicating DNA Molecules.”
  July 2015 – Calyxt named among the “50 Smartest Companies in 2015” by MIT Technology Review.
  June 2015 – New wheat program added to Calyxt’s pipeline. The trait provides endogenous resistance to powdery mildew of wheat.
  June 2015 – Announcement of alfalfa seed collaboration with S&W Seed Company.
  April 2015 – Confirmation by the USDA that two Calyxt soybean breeds, high oleic and low linolineic, fall outside the scope of plant regulation.
  April 2015 – Exclusive worldwide license granted to Calyxt by University of Minnesota under the patent rights of the WO/2014/144155 patent family entitled “Engineering Plant Genomes Using CRISPR/Cas Systems”.
  Calyxt (formerly Cellectis Plant Sciences, Inc.) is positioning its capacities to target a full scale market launch of its soybean program in 2018.
  Power of TALEN® technology would enable development of a new plant trait in as few as six years from conception to commercialization at a cost of approximately $6 million.
  Maintains a strong intellectual property portfolio.
  Positioned to become a leader in the agricultural biotechnology space

Financial Results

Since Cellectis did not have consolidated financial statements for individual quarters during fiscal year 2014, no comparative quarterly 2014 figures will be presented during 2015. Cellectis will publish quarter-over-quarter comparative figures starting with the first quarter of 2016. The audited report for Cellectis’ consolidated financial statements will be included in the Company’s annual report.

Cellectis’ consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

Cellectis reclassified certain expenses related to the year ended December 31, 2015 from SG&A expenses to R&D expenses in the fourth quarter of 2015. Personnel and other costs related to information technology, human resources, business development, legal, intellectual property and general management that were initially reported during the first three quarters of 2015 in SG&A have been reclassified as R&D costs based on the time that employees spent contributing to R&D activities versus general and administrative activities. This allocation change is effective starting in 2015, and is due to the increased level of efforts towards our R&D activities in order to develop product candidates and work toward clinical phases. We approved the reallocation in the fourth quarter of 2015 and assess the performance of the Group based on this new classification.

Three-month period ended
Unaudited (€ in thousands)	March 31, 2015	June 30, 2015	September 30, 2015

Expenses reclassified from SG&A to R&D	(1 836)	(2 216)	(2 681)

R&D expenses as reported	(5 600)	(10 565)	(13 476)
R&D expenses as reclassified	(7 436)	(12 781)	(16 157)

SG&A expenses as reported	(7 195)	(9 082)	(9 602)
SG&A expenses as reclassified	(5 359)	(6 866)	(6 921)

Except for information related to the year ended December 31, 2014, which is based on reported figures, all 2015 information below is based on these reclassified figures.

Fourth Quarter 2015 Financial Results

Cash Position: As of December 31, 2015 Cellectis had €314.2 million in cash and cash equivalents compared to €112.3 million as of December 31, 2014. This increase is primarily attributable to the $228 million of proceeds from Cellectis’ U.S. initial public offering in March 2015 and €42.8 million proceeds in the fourth quarter of 2015 received from Servier in connection with the early exercise of its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19 (including €7.2 million of Value Added Taxes which were repaid in January 2016), partly offset by €39.5 million of net cash flows used in operating activities (excluding the €42.8 million of proceeds from Servier mentioned above), €3.9 million of acquisitions of tangible assets, and the repurchase for €3.5 million of 25% of the minority shares of Cellectis Bioresearch S.A.S, in each case during 2015.

Revenues and Other Income: Total revenues and other income were €29.2 million for the fourth quarter of 2015 and were primarily comprised of €26.8 million of collaboration revenues (including €18.8 million in revenue recorded in relation to the early option exercise by Servier in November 2015), €0.2 million of license revenues (which include Calyxt’s negative adjustments on license revenues related to prior years for €0.7 million) and €2.2 million of research tax credit revenues.

Total Operating Expenses and Other Operating Income: Total operating expenses and other operating income for the fourth quarter of 2015 were €28.0 million, which includes non-cash stock-based compensation expenses of €12.6 million.

R&D Expenses: Research and development expenses for the fourth quarter of 2015 were €16.0 million which includes personnel expenses of €11.1 million as well as external purchases and other expenses of €4.9 million. Research and development expenses for the fourth quarter notably reflected the impact of non-cash stock-based compensation expense of €8.2 million.

SG&A Expenses: Selling, general and administrative expenses for the fourth quarter of 2015 were €8.1 million, which includes personnel expenses of €5.6 million as well as external purchases and other expenses of €2.5 million. SG&A expenses for the fourth quarter reflected the impacts of non-cash stock-based compensation expense of €4.4 million.

Financial Gain: Financial gain was €7.0 million for the fourth quarter of 2015, which is primarily attributable to an overall net favorable Euro-Dollar exchange rate applied to U.S. dollar-denominated cash and cash equivalents during this period.

Net income Attributable to Shareholders of Cellectis: Net income attributable to shareholders of Cellectis was €8.2 million (€0.23 per share on both a basic and a diluted basis), for the fourth quarter of 2015. This reflects €18.8 million of revenue recorded in relation to the early option exercise on UCART19 by Servier in November 2015, partly offset by the impact of non-cash stock-based compensation of €12.6 million. Adjusted net income attributable to shareholders of Cellectis for the fourth quarter of 2015, which excludes the non-cash stock-based compensation expense of €12.6 million, was €20.9 million, (€0.59 per share on both a basic and a diluted basis). Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliations of GAAP net income to adjusted net income.

Full Year 2015 Financial Results

Revenues: Revenues for the years ended December 31, 2015 and 2014, were €50.3 million and €21.6 million, respectively. The increase of €28.7 million primarily reflects an increase of €36.4 million in revenues under our collaboration agreements with Servier and Pfizer which was partially offset by a decrease in in-license revenue of €5.3 million, a decrease in R&D services revenue of €1.3 million and a decrease in Product and Services revenue of €1.1 million. Revenues related to collaboration non-cash upfront amortization revenue amounted to €21.3 million in 2015 compared to €13.3 million in 2014.

Other Income: Other income was €6.0 million in 2015 and €4.8 million in 2014. The increase of €1.2 million primarily reflects an increase of €1.7 million in research tax credit, offset by a decrease of €0.5 million in research subsidies.

Total Operating Expenses and Other Operating Income: Total operating expenses and other operating income were €84.3 million in 2015 and €31.7 million in 2014), which includes (i) non-cash stock-based compensation expenses of €30.1 million and €0.5 million, respectively and (ii) social charges related to free shares and stock-options granted of €12.2 million and €0.2 million, respectively.

R&D Expenses: Research and development expenses were €52.4 million in 2015 and €14.4 million in 2014. These amounts include personnel expenses of €35.5 million and €6.4 million in 2015 and in 2014, respectively, as well as purchases and external expenses and other expenses of €17.0 million and €8.0 million, respectively. The increase of €38.0 million in research and development expenses reflects (i) increased expenditures in 2015 for the development of UCART programs toward their entry into Phase 1 clinical trials, (ii) expenses in 2015 related to the opening of our facility in New York, (iii) non-cash stock-based compensation expense of €18.5 million in 2015 and €0.2 million in 2014 and (iv) social charges on stock-options and free share grants of €7.7 million in 2015 and €0.1 million in 2014.

SG&A Expenses: SG&A expenses were €27.2 million in 2015 and €13.1 million in 2014. SG&A expenses included personnel expenses of €19.6 million in 2015 compared to €5.5 million in 2014, as well as purchases and external expenses and other expenses of €7.7 million in 2015 compared to €7.6 million in 2014. The increase of €14.1 million primarily reflects an increase of €14.1 million in personnel expenses attributable, among other things, to (i) €11.6 million of non-cash stock-based compensation expense in 2015 from €0.3 million in 2014, (ii) €4.5 million of social charges on stock-options and free share grants in 2015 from €0.1 million in 2014, and an increase in professional costs, in each case in connection with our U.S. IPO in March 2015.

Financial gain: Financial gain was €7.6 million in 2015 compared to €7.1 million in 2014. The increase was primarily attributable to a favorable Euro-Dollar exchange rate applied to increased U.S. dollar-denominated cash and cash equivalents during 2015.

Net Income (Loss) Attributable to Shareholders of Cellectis: Net loss attributable to shareholders of Cellectis was of €20.5 million, or €0.60 per share, in 2015, compared to net income attributable to shareholders of Cellectis of €20,000, or €0.11 per share, in 2014. Adjusted net income attributable to shareholders of Cellectis in 2015 was €9.6 million (€0.28 per share on both a basic and a diluted basis) compared to adjusted net income attributable to shareholders of Cellectis of €0.6 million (€0.02 per share on both a basic and a diluted basis), in 2014. Adjusted net income attributable to shareholders of Cellectis in 2015 and 2014 excludes a non-cash stock-based compensation expense of €30.1 million and €0.5 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for a reconciliation of GAAP net income to adjusted net income.

CELLECTIS S.A. STATEMENT OF CONSOLIDATED FINANCIAL POSITION (€ in thousands)

	Year Ended December 31,
	2014	2015

ASSETS
Non-current assets
Goodwill	-	0
Intangible assets	1 026	956
Property, plant, and equipment	2 610	5 043
Other non-current financial assets	1 977	845
Total non-current assets	5 613	6 844

Current assets
Inventories and accumulated costs on orders in process	135	158
Trade receivables	5 881	6 035
Subsidies receivables	8 170	9 102
Other current assets	5 468	4 685
Cash and cash equivalents	112 347	314 238
Total current assets	132 001	334 218
TOTAL ASSETS	137 614	341 062

LIABILITIES
Shareholders’ equity
Share capital	1 472	1 759
Premiums related to the share capital	192 842	420 682
Treasury share reserve	(251)	(184)
Currency translation adjustment	(762)	(1 631)
Retained earnings	(132 536)	(137 188)
Net income (loss)	20	(20 544)
Total shareholders’ equity - Group Share	60 786	262 894
Non-controlling interests	(1 259)	725
Total shareholders’ equity	59 527	263 619

Non-current liabilities
Non-current financial debt	2 824	66
Non-current provisions	398	437
Total non-current liabilities	3 222	503

Current liabilities
Current financial debt	862	1 921
Trade payables	9 802	6 611
Deferred revenues and deferred income	59 492	54 758
Redundancy plan	715	32
Current provisions	700	921
Other current liabilities	3 294	12 697
Total current liabilities	74 865	76 940
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	137 614	341 062

CELLECTIS S.A. STATEMENT OF CASH FLOWS (€ in thousands)

	Year Ended December 31,
	2014	2015

Net (loss) income for the period of continuing operations	1 850	(20 373)
Adjustments for
Expenses related to share-based payments	548	30 103
Net finance expenses / revenue	(7 095)	(7 550)
Amortization and depreciation	1 372	1 745
Other items	(981)	703
Operating cash flows before change in working capital	(4 306)	4 628
Decrease (increase) in current assets	(6 873)	1 120
Increase in subsidies receivables	(2 317)	(612)
(Decrease) increase in current liabilities	55 969	(1 900)
Change in the working capital	46 779	(1 392)

Net cash flows provided by (used in) operating activities of continuing operations	42 473	3 236

Proceeds from sale of subsidiaries net of cash disposed of	505	(2 850)
Acquisition of property, plant and equipment	(347)	(3 890)
Net change in non-current financial assets	(1 542)	(238)
Other	31	13
Net cash flows provided by (used in) investing activities of continuing operations	(1 353)	(6 965)

Increase in share capital	59 682	216 143
Transaction costs	(908)	(16 845)
Decrease in borrowings	(1 032)	(564)
Treasury shares	161	67

Net cash flows provided by financing activities of continuing operations	57 904	198 802

Cash and cash equivalents at the beginning of the year	7 559	112 347
(Decrease) increase in cash of continuing operations	99 024	195 073
(Decrease) increase in cash of discontinued operations	(748)	-
Effect of exchange rate changes on cash	6 511	6 818
Cash and cash equivalents at the end of the year	112 347	314 238

CELLECTIS S.A. STATEMENT OF CONSOLIDATED OPERATIONS Fourth quarter of 2015 (unaudited) and Full Year 2015 (€ in thousands, except per share data)
	For the three- month period ended December 31, 2015	For the year ended December 31, 2015

Revenues and other income
Revenues	26 991	50 346
Other income	2 194	6 039
Total revenues and other income	29 184	56 385

Operating expenses and other operating income (expenses)
Royalty expenses	(1 322)	(2 475)
Research and development expenses	(16 036)	(52 410)
Selling, general and administrative expenses	(8 093)	(27 238)
Other operating income	297	812
Redundancy plan	(10)	249
Other operating expenses	(2 814)	(3 246)
Total operating expenses and other operating income (expenses)	(27 978)	(84 309)

Operating income (loss)	1 207	(27 924)

Financial gain (loss)	7 036	7 550

Income tax	(0)	(0)
Income (loss) from continuing operations	8 242	(20 373)
Loss from discontinued operations	(0)	0
Net income (loss)	8 242	(20 373)
Attributable to shareholders of Cellectis	8 242	(20 544)
Attributable to non-controlling interests	0	171

Basic earnings attributable to shareholders of Cellectis per share (€/share)	0,23	(0,60)

Diluted earnings attributable to shareholders of Cellectis per share (€/share)	0,23	(0,60)

Number of shares used for computing
Basic	35 129 315	34 149 908
Diluted	35 535 182	34 522 910

CELLECTIS S.A. STATEMENT OF CONSOLIDATED OPERATIONS FULL YEARS 2014 and 2015 (€ in thousands, except per share data)

	Year Ended December 31,
	2014	2015

Revenues and other income
Revenues	21 627	50 346
Other income	4 826	6 039
Total revenues and other income	26 453	56 385

Operating expenses and other operating income (expenses)
Royalty expenses	(3 035)	(2 475)
Research and development expenses	(14 407)	(52 410)
Selling, general and administrative expenses	(13 114)	(27 238)
Other operating income	-	812
Redundancy plan	(491)	249
Other operating expenses	(651)	(3 246)
Total operating expenses and other operating income (expenses)	(31 698)	(84 309)

Operating income (loss)	(5 245)	(27 924)

Financial gain (loss)	7 095	7 550

Loss from discontinued operations	(2 822)	0
Net income (loss)	(972)	(20 373)
Attributable to shareholders of Cellectis	20	(20 544)
Attributable to non-controlling interests	(992)	171

Basic / Diluted earnings per share attributable to shareholders of Cellectis
Basic earnings from continuing operations per share ( € /share)	0,11	(0,60)
Basic earnings from discontinued operations per share ( € /share)	(0,11)	-
Diluted earnings from continuing operations per share ( € /share)	0,11	(0,60)
Diluted earnings from discontinued operations per share ( € /share)	(0,11)	-

Number of shares used for computing
Basic	26 071 709	34 149 908
Diluted	26 192 652	34 522 910

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. provides non-GAAP net income and non-GAAP net income per share measures that include adjustments to figures presented in accordance with GAAP. In presenting non-GAAP net income, GAAP net income is adjusted to exclude non-cash stock-based compensation expense. Since our management views the Company’s operation and manages its business based, in part, on these non-GAAP financial measures, we believe that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Cellectis' financial performance. The non-GAAP financial measures used by Cellectis may be calculated differently, and therefore may not be comparable to similarly titled non-GAAP financial measures used by other companies. Please refer below for a reconciliation of these non-GAAP financial measures to the comparable GAAP financial measures

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME Fourth Quarter (unaudited) and Full Year 2015 (€ in thousands, except per share data)
	For the three- month period ended December 31, 2015	For the year ended December 31, 2015

Net Income (Loss) attributable to shareholders of Cellectis	8 242	(20 544)
Adjustment: Non-cash stock-based compensation expense	12 622	30 103
Adjusted Net Income (Loss) attributable to shareholders of Cellectis	20 864	9 559

Basic Adjusted Net Income (Loss) attributable to shareholders of Cellectis (€/share)	0,59	0,28

Weighted average number of outstanding shares, basic (units)	35 129 315	34 149 908

Diluted Adjusted Net Income (Loss) attributable to shareholders of Cellectis (€/share)	0,59	0,28

Weighted average number of outstanding shares, diluted (units)	35 535 182	34 522 910

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME Full Years 2014 and 2015 (€ in thousands, except per share data)
	Year Ended December 31,
	2014	2015
Net Income (Loss) attributable to shareholders of Cellectis	20	(20 544)
Adjustment: Non-cash stock-based compensation expense	548	30 103
Adjusted Net Income (Loss) attributable to shareholders of Cellectis	568	9 559

Basic Adjusted Net Income (Loss) attributable to shareholders of Cellectis (€/share)	0,02	0,28

Weighted average number of outstanding shares, basic (units)	26 071 709	34 149 908

Diluted Adjusted Net Income (Loss) attributable to shareholders of Cellectis (€/share)	0,02	0,28

Weighted average number of outstanding shares, diluted (units)	26 192 652	34 522 910

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 15 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

Earnings Call Details

Cellectis will host an earnings call on March 15, 2016 at 8:30am Eastern Time to discuss its financial results and provide a general business update.

Dial-In Numbers:

Live PARTICIPANT Dial-In (Toll-Free US & Canada): 877-407-3104
Live PARTICIPANT Dial-In (International): +1 201-493-6792

Replay Information:

Conference ID #: 13625168
Replay Dial-In (Toll Free US & Canada): 877-660-6853
Replay Dial-In (International): +1 201-612-7415

Expiration Date: 3/22/16

Webcast URL (Archived for 12 months): http://cellectis.equisolvewebcast.com/q4-2015

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions and include, but are not limited to, statements regarding the outlook for Cellectis’ future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances, many of which are beyond Cellectis’ control. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Cellectis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

CONTACT:
Media
Jennifer Moore, +1 917-580-1088
VP Communications
media@cellectis.com
or
Caitlin Kasunich, +1 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
Investor relations
Simon Harnest, +1 646-385-9008
VP Finance and Investor Relations
simon.harnest@cellectis.com